UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

(Amendment No.     )*

Benjamin Franklin Bancorp, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
082073 10 7
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	082073 10 7	13G	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Benjamin Franklin Bank Employee Stock Ownership Plan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Employee benefit plan of a Massachusetts corporation

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		462,254

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		478,194

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	478,194

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.63% of 8,488,898 shares outstanding as of December 31, 2005

12	TYPE OF REPORTING PERSON*:

	EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer:

Benjamin Franklin Bancorp, Inc.

Item 1(a).	Name of Issuer:

Item 1(b).	Address of Issuer’s Principal Executive Offices:

58 Main Street, Franklin, Massachusetts 02038

Item 2(a).	Name of Persons Filing:

Benjamin Franklin Bancorp Employee Stock Ownership Plan

Item 2(b).	Address of Principal Business Office or, If None, Residence:

58 Main Street, Franklin, Massachusetts 02038

Item 2(c).	Citizenship:

Employee benefit plan of a Massachusetts corporation.

Item 2(d).	Title and Class of Securities:

Common stock, no par value.

Item 2(e).	CUSIP Number:

082073 10 7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(f)	☒ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;

Item 4.	Ownership.

(a)	Amount beneficially owned: 478,194 shares

(b)	Percent of class: 5.63%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 462,254

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 478,194

The reporting person is an employee stock ownership plan and trust under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) with individual accounts for the accrued benefits of participating employees and their beneficiaries. The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held in the ESOP Trust by the trustee, as of December 31, 2005. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. Such allocated shares are, therefore, not included as shares over which the reporting person has sole or shared voting power. Unallocated shares (and allocated shares that are not voted by participants) are generally required to be voted by the trustee in a manner calculated to most accurately reflect the instructions the trustee has received from participants regarding voting shares of allocated Common Stock.

The Reporting Person shares dispositive power over all unallocated Common Stock held by the Reporting Person. The Reporting Person also shares dispositive power over allocated Common Stock with participating employees and their beneficiaries, who have the right to determine whether Common Stock allocated to their respective accounts will be tendered in response to a tender offer, and the right, upon termination of their participation in the plan, to direct the trustee to distribute the participant’s entire vested interest in his accounts in the form of Company Stock, but otherwise have no dispositive power. Any unallocated Common Stock is generally required to be tendered by the trustee in a tender offer in the same proportion as Common Stock that has been allocated to participants is directed to be tendered.

In certain circumstances, ERISA may confer upon the trustee the power and duty to control the voting and tendering of Benjamin Franklin Bancorp, Inc. Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights as well as the voting and tendering of unallocated Benjamin Franklin Bancorp, Inc. Common Stock. Under the terms of the Benjamin Franklin Bank Employee Stock Ownership Plan, 15,940 shares of Benjamin Franklin Bancorp, Inc. Common Stock have been allocated at this time.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of Benjamin Franklin Bank, either (i) credited to the respective individual accounts, (ii) distributed to the participants, either immediately or within 90 days of the close of the plan years when paid, or (iii) used to pay principal and interest on outstanding indebtedness incurred by the Reporting Person to acquire Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: February 14, 2006

Benjamin Franklin Bank Employee Stock Ownership Plan
By:	First Bankers Trust Services, Inc., Trustee under the Benjamin Franklin Bank Employee Stock Ownership Trust Agreement

By:	/s/ Linda Shultz
	Name:	Linda Shultz
	Title:	Trust Officer